UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Final Amendment No. 1)*

Astria Therapeutics, Inc.

(Name of Issuer)

Common Stock, Par Value $0.001

(Title of Class of Securities)

04635X102

(CUSIP Number)

James J. Moloney

Gibson, Dunn & Crutcher LLP

3161 Michelson Drive

Irvine, CA 92612

(949) 451-3800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 20, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 04635X102

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Viridian, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0%
14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 04635X102

1.	Names of Reporting Persons I.R.S. Identification No. of Above Persons (Entities Only) Lazarus Life Sciences I, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 0
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (9) 0%
14.	Type of Reporting Person (See Instructions) OO

Item 1.	Security and Issuer

This Amendment No. 1 amends and supplements the Statement on Schedule 13D (the “Original Schedule 13D”) filed by Viridian, LLC (“Viridian”) and Lazarus Life Sciences I, LLC (“Lazarus” and, together with Viridian, the “Reporting Persons”) on June 17, 2021, with respect to the shares of common stock, $0.001 par value per share (the “Common Stock”) of Astria Therapeutics, Inc., a Delaware corporation (the “Company” or the “Issuer”), with principal executive offices located at 100 High Street, 28th Floor, Boston, MA 02110.

On August 19, 2021, the Company amended its certificate of incorporation to effect a one-for-six reverse stock split of the Common Stock. Effective as of September 8, 2021, the Company amended its certificate of incorporation to effect a change of the Company’s name from “Catabasis Pharmaceuticals, Inc.” to “Astria Therapeutics, Inc.”

Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D. Except as set forth herein, the Original Schedule 13D is unmodified and remains in full force and effect. This is the final amendment to the Original Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 5.	Interest in Securities of the Issuer

(a) As of September 20, 2021, the Reporting Persons no longer own any shares of the Common Stock.

(c) The following table sets forth all transactions with respect to shares of Common Stock effected during the past 60 days by any of the Reporting Persons.

Reporting Person	Date of Transaction	Number of Shares of Common Stock Distributed In-kind	Price per Share

Lazarus Life Sciences I, LLC	9/20/2021	1,281,197	N/A
Viridian, LLC	9/20/2021	988,618	N/A

(e) The Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock on September 20, 2021. Accordingly, this Amendment No. 1 constitutes an exit filing for the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 22, 2021

VIRIDIAN, LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
Name:	Peter Harwin	Tomas Kiselak
Title:	Managing Member	Managing Member

LAZARUS LIFE SCIENCES I, LLC

By:	/s/ Peter Harwin	/s/ Tomas Kiselak
Name:	Peter Harwin	Tomas Kiselak
Title:	Managing Member	Managing Member